SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
December 22, 2008
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .
This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-145983.

Explanatory Note
This Report on Form 6-K contains a press release of Qimonda AG dated December 21, 2008, announcing that Qimonda AG has arranged a Euro 325 million financing package with Saxony, Portugal and Infineon. This Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3, Registration No. 333-145983.

News Release • Presseinformation
Qimonda Arranges Euro 325 Million Financing Package with Saxony, Portugal and Infineon; Additional Euro 280 Million in Public Guarantees Available; Way Now Clear for Expeditious Ramp-up of its Buried Wordline Technology
Munich, Germany — December 21, 2008 — Qimonda AG (NYSE: QI) announced today that it has arranged a Euro 325 million financing package for the ramp up of its innovative Buried Wordline technology. The package includes a Euro 150 million loan from the German Free State of Saxony, a Euro 100 million loan from a leading financial institution in Portugal and a Euro 75 million loan from Qimonda’s parent company Infineon. In addition, Qimonda will have the opportunity to draw on a Euro 280 million state guarantee by the Federal Republic of Germany and the Free State of Saxony. Qimonda is in advanced negotiations concerning the financing of Euro 150 million of this amount.
In return, Qimonda has committed the further development of its R&D and manufacturing sites in Porto, Portugal and Dresden, Germany. The company is increasing R&D efforts in Porto and intends to quickly ramp up its new 46nm Buried Wordline Technology and improve economies of scale in manufacturing at its lead facility in Dresden. The arrangements are subject to the finalization of the detailed terms of the loans and the relevant governmental and European procedures.
“The financing arrangements are based on the significant potentials offered by our highly innovative Buried Wordline Technology. They allow Qimonda to complete its repositioning, ramp up this exciting technology and re-establish its competitive position in the memory industry”, said Kin Wah Loh, CEO and president of Qimonda AG. “We thank especially the Free State of Saxony, Portugal and Infineon for their trust in our innovation and execution capabilities.”
Qimonda plans to report its Q4 and financial year 2008 earnings once management and its auditors have completed the work necessary to reflect the arrangement announced today on its financial condition, including the review of its long-lived assets for impairment that it announced in connection with the preparation of its full-year results. Qimonda expects its earnings announcement by the middle of January and will distribute invitations in due course.
About Qimonda
Qimonda AG (NYSE: QI) is a leading global memory supplier with a broad diversified DRAM product portfolio. The company generated net sales of Euro 3.61 billion in financial year 2007 and had approximately 13,500 employees worldwide prior to its recent announcement of a repositioning of its business. The company provides DRAM products with a focus on infrastructure and graphics applications, using its power saving technologies and designs. Further information is available at www.qimonda.com.
Disclaimer
This press release contains forward-looking statements based on assumptions and forecasts made by Qimonda management and third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and speak only as of the date they are made. We undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned investments and repositioning efforts and the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other known and unknown risks, uncertainties and other factors could cause actual future results, or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in our most recent Annual Report on Form 20-F which is available without charge on our website and at www.sec.gov.
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Investor Relations Worldwide	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: December 22, 2008	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

	By:	/s/ Torsten Klee
Torsten Klee
Vice President Accounting & Financial Reporting